Exhibit 99.3

57 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview Dear shareholder On behalf of the Sasol Limited board (the board), the remuneration committee (the committee) is pleased to present you with Sasol’s remuneration policy and remuneration outcomes for the 2013 financial year (FY13). The committee is committed to applying independent and objective oversight of all aspects of employee remuneration. The committee’s fundamental task is to ensure that the remuneration policy and practices enable the execution of Sasol’s business strategy, attract, motivate and retain talented employees and align the interests of shareholders and executives. In the year under review, inter alia, the committee: • Amended the short-term incentive scheme to enhance the alignment with core business performance drivers and for top management, with individual performance; • Rebalanced the mix of the long-term incentive scheme to place more emphasis on share rights as a result of which for the 2014 financial year (FY14), long-term incentives will solely be delivered via the Medium-Term Incentive Scheme; • Increased further the portion of long-term incentive awards with a performance requirement; • Focused on the incentivisation for major capital project performance for those individuals with responsibility for these projects; • Developed a directional view on further developments in Sasol’s remuneration policy. During FY14, a detailed review of policy and practices will be undertaken with a view to enhancing alignment with market practice and good governance and reducing complexity; • Appointed New Bridge Street, an Aon Hewitt company, as its independent advisers. The committee continuously seeks to enhance transparency of reporting and the lay-out of this report reflects this aim. The committee solicits your support for Sasol’s remuneration policy. Henk Dijkgraaf (chairman) Imogen Mkhize Hixonia Nyasulu Jürgen Schrempp Peter Robertson remuneration report

Sasol Limited group 58 Sasol annual financial statements 2013 AFS Introduction With the aim of enhancing transparency, this remuneration report is split into three sections covering the following matters: 1. Remuneration governance and the role of the committee 2. Sasol’s remuneration policy for FY13, changes for FY14 and beyond 3. Remuneration outcomes for FY13. Section 1: remuneration governance The remuneration committee has functioned as a committee of the Sasol Limited board since 1989. The committee was established to ensure that remuneration arrangements support the strategic aims of the business and enable the recruitment, motivation and retention of executives and employees at all levels, while complying with all requirements of law and regulation. The remuneration of the non-executive directors is subject to shareholder approval. The Sasol Limited board makes relevant proposals to shareholders upon recommendation by management. The terms of reference of the committee is reviewed annually by the board and is available on the company’s website at www.sasol.com. The members of the committee for the year under review were: • Mr HG Dijkgraaf (chairman) • Ms IN Mkhize • Mrs TH Nyasulu • Mr PJ Robertson • Prof JE Schrempp Mrs TH Nyasulu is the only member of the committee who is not categorised as an independent director (refer to the corporate governance report). In line with international best practice, the committee has appointed independent external advisors from New Bridge Street, based in London, to assist the committee. New Bridge Street is a signatory to the UK Remuneration Consultants' Code of Conduct. Vasdex & Associates are used to provide specific advice and services as required and requested by management and the company regularly participates in several external remuneration surveys to inform benchmarking exercises. The committee met four times during the year. Attendance is reported in the corporate governance report. All remuneration principles and practices stated in the King Code of Governance Principles for South Africa 2009 (King III Code) are applied, with the exception of one practice relating to the non-executive directors’ fee structure, see page 70. Key definitions For clarity, the following terms are used in this report: • The term group executive committee (GEC) refers to the executive committee, which is responsible for the design and execution of the organisation’s strategy and long-term business plans. The members of the GEC, at 30 June 2013, included the chief executive officer, two executive directors, two senior group executives and four group executives. All members of the GEC are viewed as prescribed officers within the meaning of the Companies Act, no 71 of 2008, as amended (the Act); • Top management is defined as the top two levels of the organisation and aligns with the disclosure required under the Employment Equity Act. Top management includes members of the GEC and other executives; and • Senior management is defined as the top four levels in the organisation. The following table provides a breakdown of the number of people in categories, included in this report: Group Number of employees at 30 June 2013 GEC (includes chief executive officer, executive directors and prescribed officers) 9 Top management (top 2 levels of the organisation, including the GEC) 97 Senior management (top 4 levels of the organisation, including top management) 1 886 remuneration report continued

59 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview Section 2: remuneration policy The committee reviews the remuneration policy each year to ensure that the remuneration framework remains effective in supporting the achievement of the company’s business objectives, remains in line with best practice, and fairly rewards individuals for their contribution to the business, having regard to the size and complexity of the group’s operations and the need to attract, motivate and retain employees of the highest calibre. Sasol’s remuneration policy strives to reward corporate and individual performance through an appropriate balance of fixed pay and both short- and long-term variable components. The policy is designed to incentivise employees to meet the company’s key objectives, such that a significant portion of total remuneration is performance related, based on a mixture of internal and external targets linked to key corporate performance indicators. These must be measurable, understandable and acceptable to both executives and shareholders. The committee considers that the targets set for the different elements of performance related remuneration are both appropriate and demanding in the context of the business environment and the challenges with which the group is faced as well as complying with the provisions of the King III Code. The key components and drivers of Sasol’s executive remuneration structure which applies to all members of senior management are set out in the table below: Remuneration component Strategic intent and drivers Basic salary • Attraction and retention of key employees • Internal and external equity • Rewarding individual performance Benefits • External market competitiveness • Integrated approach towards wellness driving employee effectiveness and engagement Allowances • Compliance with legislative, negotiated and contractual commitments Short-term incentive (STI) plan (<12 months) Alignment with group/business unit/functional performance in terms of: • Financial targets • Employment equity (South African employees only) • Safety performance (against leading and lagging targets) • Reward performance against targets set at group, business unit and individual levels including targets for major capital projects Long-term incentive schemes comprising: • Sasol Medium-term Incentive (MTI) Scheme • Sasol Share Appreciation Rights (SAR) scheme • Attraction and retention of senior employees with the majority of the awards linked to corporate performance targets • Exceptionally performing employees in the top 20% per level, receive an additional individual reward on the basis of personal performance • Direct alignment with shareholders’ interests by linking the level of rewards to the achievement of corporate performance targets where units can be forfeited if targets are not met • For FY14, only MTI rights under the Medium-term Incentive Scheme will be awarded. The sole use of these incentives ensures alignment with shareholders and a link to the share price whilst avoiding the highly geared reward that can be delivered via share appreciation rights Sasol has a global expatriation policy that is comparable with what is used by most global organisations. This policy is reviewed regularly and governs expatriate assignments. Remuneration practices in countries other than South Africa are based on the principles of Sasol’s remuneration policy taking into account local requirements. In FY14, the committee will undertake a detailed review of the remuneration policy and practices with a view to reducing complexity and enhancing market alignment. This may include, inter alia, a review of the existing short- and long-term incentive framework and weighting between the two, investigating the merits of replacing cash based long-term incentive awards by equity, introducing minimum shareholding requirements for senior executives and streamlining the retention mechanism.

Sasol Limited group

remuneration report *continued*

Risk management

The committee ensures that corporate governance and legal compliance requirements are considered when reviewing existing remuneration practices or implementing new remuneration plans or policies. The following risk-mitigating controls, as recommended under the King III Code, are part of the design of the remuneration practices:

- **Mix of remuneration elements**
  The committee determines each component of remuneration, both separately and in totality, and ensures that the pay mix components provide for a balanced pay mix driven by sustainable business performance. The incentive schemes are designed such that a balance is obtained between retention and performance over the business development cycle.
- **Mix of performance measures**
  Financial and non-financial measures are used in the incentive plans to ensure that performance related rewards are conditional upon achievement of a mix of measures. They aim at protecting shareholder interests and at rewarding company and individual performance.
- **Other controls**
  The cap on the maximum pay-out under the short-and long-term incentive plans mitigates against unintended and inappropriate rewards. The board has given the committee the final discretion to approve the payments under all incentive plans. Finally, clawbacks may be implemented by the board for any material misstatement of financial statements or where performance related to non-financial targets has been misrepresented.

Executive service contracts

The chief executive officer is employed on a five year contract, effective 1 June 2011. His service agreement is governed by Sasol's policy for expatriate remuneration.

The executive directors and prescribed officers have standard employment service agreements with current notice periods of up to three months. The standard employment service agreements provide for salary and benefits offered to the executives. Group executives are required to retire from the group and the board at the age of 60, unless requested by the board to extend their term. They are entitled to standard group benefits, as well as to participation in the group's short-term and long-term incentive plans.

Summarised termination provisions in the employment contracts include:
- Contractual entitlements on termination of employment include, for employees who leave for reasons of retirement, retrenchment or mutual separation, a pro rata short-term incentive payment.
- Entitlements with respect to MTI and SAR awards are dealt with in accordance with the relevant 'good' and 'bad' leaver clauses in the scheme rules, where 'good leaver' provisions include an apportionment based on the latest estimated performance achievement against the corporate performance targets.
- No additional provisions or entitlements exist for a change of control of the company other than for termination of employment in accordance with the prevailing company policy and long-term incentive scheme rules.
  - In the event of a takeover or merger of the company, the rights issued under the long-term incentive scheme will vest immediately and be adjusted based on the latest estimated performance achievement against the corporate performance targets.
  - In the event of a takeover or merger which results in a participating group company ceasing to be a subsidiary, all rights shall if determined by the board, become immediately exercisable to the extent and within the period which the board determines.

On termination, an executive termination payment could include any of the following:
- Base salary, medical, pension and other benefits in accordance with the contractual notice period;
- Pro-rata portion of the STI (if approved); and
- Performance based apportionment of unvested MTIs and SARs.

The appointment and re-election dates of executive directors are outlined below:

Executive directors	Employment date in the group of companies	Date first appointed to the board	Date last re-elected as a director	Date due for re-election[1]
DE Constable	1 June 2011	1 July 2011	30 November 2012	21 November 2014
VN Fakude	1 October 2005	1 October 2005	25 November 2011	22 November 2013
KC Ramon[2]	1 May 2006	1 May 2006	25 November 2011	n/a

1 Projected date of retirement by rotation based on 13 directors in office.
2 Mrs KC Ramon resigned as a director with effect from 10 September 2013.

Sasol annual financial statements 2013
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Total remuneration

Benchmarking

Executive remuneration is benchmarked to data provided in national executive remuneration surveys, as well as to information disclosed in the remuneration reports of organisations included in our benchmarking peer group. One of the committee's key tasks is to preserve the relevance, integrity and consistency of this benchmarking exercise.

Survey reports from PwC Remchannel and Global Remuneration Solutions were used for benchmarking of South African remuneration levels. Since PricewaterhouseCoopers Inc. has been appointed as the company auditors effective FY14, participation in the PwC Remchannel survey has been confirmed as independent by the audit committee chairman and the chief financial officer. Survey data from the Hay Group, ECA, Mercer and Towers Watson are used in the international environment.

South African executive remuneration survey data are supplemented by the published remuneration information of a number of comparator organisations. This comparator group of companies includes:

- four global resources companies with significant South African presence namely BHP Billiton, Anglo American, Gold Fields and AngloGold Ashanti;
- two South African global industrials namely SAB Miller and Sappi; and
- six US and European energy and chemicals integrated companies namely ExxonMobil, Chevron, ConocoPhillips, Shell, BP and Total.

The ratios within the remuneration mix are structured for different management levels within the organisation and geographic location. The relative proportion of the remuneration components of the GEC within the approved remuneration mix is set out in the following charts:

Chief executive officer
(Number of employees at 30 June 2013 = 1)


29%
33%
38%
TGP/basic salary and benefits*
Target short-term incentive
Target long-term incentive

Executive directors
(Number of employees at 30 June 2013 = 2)


34%
30%
36%
TGP/basic salary and benefits*
Target short-term incentive
Target long-term incentive

Senior group executives
(Number of employees at 30 June 2013 = 2)


36%
28%
36%
TGP/basic salary and benefits*
Target short-term incentive
Target long-term incentive

Group executives
(Number of employees at 30 June 2013 = 4)


40%
29%
31%
TGP/basic salary and benefits*
Target short-term incentive
Target long-term incentive

* *Total guaranteed package (TGP).*

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

61

62 Sasol annual financial statements 2013 AFS Sasol Limited group Remuneration mix for the employee categories reported on is set out as follows: * Total guaranteed package (TGP). ** A limited number of senior management in international locations have a different pay mix based on the local market. Total guaranteed package/basic salary and benefits Due to the size and complexity of the group, its business model, multiple value chains and extensive international footprint, total guaranteed package values for senior specialist and executive positions within the South African market are compared to upper quartile values available from South African remuneration surveys. The rationale for this benchmark is that participating organisations that are included in the South African remuneration surveys are mostly smaller in terms of market capitalisation with a less complex business model and value chain and with a more limited geographic spread. All other positions are benchmarked against the market median, or for scarce skills positions, slightly higher than the median. South African employees that are not covered by collective bargaining agreements, receive a total guaranteed package. This includes employer contributions towards retirement, risk, life and medical benefits. All members of the Sasol Pension Fund have the option to change their pensionable income and monthly contributions made to the Sasol Pension Fund and the risk benefit funds, subject to the rules of the funds. Eligible South African based employees may allocate a car allowance from the total guaranteed package in accordance with the group’s vehicle benefit scheme and may participate in the group vehicle insurance scheme. GEC members may be provided with security services at their primary residence, the determined value of which is subject to tax as a fringe benefit. Annual increases in the total guaranteed package are determined with reference to the scope and nature of an employee’s role, market benchmarks, personal performance and competence, affordability and projected consumer price index figures. Annual increases for all employees outside of the collective bargaining councils, take effect from 1 October. The cost of annual increases of 7,5% was approved by the committee, with effect from 1 October 2012, for all employees outside the respective collective bargaining councils in South Africa. Of this increase, 7% was distributed on the basis of individual performance and the balance was used to address anomalies in terms of internal and external equity. More than 60% of Sasol employees worldwide have their remuneration governed by collective agreements such as bargaining councils and works councils. Employees falling within the collective bargaining councils receive benefits, namely membership to medical aid, life assurance, disability insurance and a retirement fund. Collective bargaining agreements typically exclude performance-based increases and therefore, across-the-board increases are mostly awarded to these employees. South African employees included in collective agreements, received increases varying between 7,5% and 8%. International employees were awarded increases in line with anticipated movements in remuneration in respective industries in the international jurisdictions and in accordance with individual performance. remuneration report continued

sasol
reaching new frontiers

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

Short-term incentives

The short-term incentive (STI) plan intends to recognise the achievement of a combination of group and business unit/group functional performance objectives. In addition, in FY13, for employees down to two levels below the GEC, incentives were calculated taking into account their individual performance.

The structure of the short-term incentive plan was amended for FY13 to better align funding, group performance, business unit performance and individual performance, globally. The STI structure for employees below senior management remained unchanged from the 2012 financial year. Measures covering the execution of large capital projects have been incorporated into the performance scorecards of executives who are directly involved in the management and oversight of these projects.

The following diagram indicates the basis for calculating the short-term incentive amounts for employees of the group:

STI Award	=	Base	x	STI Target %	x	Business unit/group function	x	Group	x	Individual/ portfolio
Calculated in currency determined in employment contract		Either TGP or base salary		Target Awards: CEO: 115% x base salary ED: 90% x TGP Senior GEC: 80% x TGP GEC: 75% x TGP Other employees, vary by level between 15% and 60% of TGP/base salary		Each business unit/group function has a scorecard. These include: • safety • employment equity (sa) • cost/profit • production • efficiencies Measured from 0% to 100% for all BUs and group functions		Group targets: • volume growth • cash fixed costs • EBITDA • safety (GEC) • employment equity (SA) (GEC) GEC: measured from 0% to 150% Senior management: 50% to 150%		For GEC, a combination of individual performance and portfolio performance (0% – 150%) For senior managers an individual performance factor measured from 0% to 150%

TGP: total guaranteed package, CEO: chief executive officer, ED: executive director, GEC: group executive committee, EBITDA: earnings before interest, tax, depreciation and amortisation

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Sasol Limited group

remuneration report *continued*

The specific configuration and outcome of the STI calculation on group targets, for each employee category is detailed separately in the paragraphs below.

Short-term incentive – members of the GEC

The group targets applicable to the GEC, their weights and the resultant outcome of the group multiplier for FY13 are indicated in the following table.

	Weight	Threshold (0%)	Target (100%)	Stretch (150%)	Score (0% to 150%)	Weighted score
EBITDA growth year-on-year	**60%**	**2012 EBITDA**	**2012 EBITDA + CPI**	**2012 EBITDA + CPI + 8%**	**2012 + 21,97% (CPI = 5,9%)**	**90,00%**
Cash fixed costs growth versus PPI	10%	2012 + Avg PPI + 2%	2012 + Avg PPI	2012 + Avg PPI – 2%	2012 + 13,29% (PPI = 6%)	**0%**
Volume growth (fuel equivalent tons)	**10%**	**2012 + 0%**	**2012 + 1%**	**2012 + 2%**	**2012 + 0,649%**	**6,49%**
Employment Equity	10%	% of opportunities to be filled from designated groups: Senior management: 50% Middle management: 30%	75% of all opportunities to be filled from designated groups	90% of opportunities to be filled from designated groups	Senior management: 41,1% Middle Management: 48,1%	**2,61%**
Safety	**4%**	**RCR <0,38**	**RCR <0,32**	**RCR <0,30**	**RCR: 0,31 less 30% for fatalities**	**3,80%**
	6%	**Weighted average of leading indicators: 70%**	**Weighted average of leading indicators: 90%**	**Weighted average of leading indicators: 100%**	**Leading indicators: 99,5%**	**8,86%**
				Total		**111,76%**

Since the portfolios of the GEC members cover a number of business units or group functions, a weighted combination of the relevant scores is included in a combined individual/portfolio score for each GEC member. The table below provides details of all the factors and the final determination of annual short-term incentive award for FY13.

	TGP/Salary as at 30 June 2013[1]	Target %	Group score	Individual/ Portfolio score[2]	FY13 Short-term incentive amount
	A	B	C	D	E = AxBxCxD
DE Constable[3]	US$865 032	115%	111,76%	118,75%	US$1 320 231
VN Fakude	R6 900 845	90%	111,76%	110,00%	R7 635 261
KC Ramon	R6 824 598	90%	111,76%	100,00%	R6 864 454
AM de Ruyter	R6 288 750	80%	111,76%	100,00%	R5 622 646
GJ Strauss	R6 313 497	80%	111,76%	103,00%	R5 814 115
VD Kahla	R4 465 110	75%	111,76%	100,00%	R3 742 655
BE Klingenberg	R5 441 330	75%	111,76%	110,00%	R5 017 015
M Radebe	R3 855 564	75%	111,76%	100,00%	R3 231 734
CF Rademan	R5 044 725	75%	111,76%	103,00%	R4 355 343

Notes:

1 The basis for determination of STI amounts, is the TGP/salary as at 30 June 2013, and not on total earnings for the financial year as disclosed in this report.

2 Determined in terms of performance against targets on strategy execution, stakeholder relations, culture and values, leadership and portfolio performance.

3 Salary and STI for DE Constable represent net values in USD which are grossed up for tax purposes, in line with the policy for expatriate employees.

The committee has the final discretion to determine the individual amounts that are paid out under the group short-term incentive plan considering overall performance versus predetermined targets.

Sasol annual financial statements 2013

64

sasol reaching new frontiers
Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

Short-term incentive – senior management (below GEC)

The group targets for the levels below the GEC are volume growth, growth in cash fixed costs and EBITDA. Performance against the group targets is measured in a range of 50% – 150%. Safety, Employment Equity and targets relevant to the business unit (BU)/group functional annual business plans including project deliverables are measured at BU/group functional level.

	Weight	Threshold (50%)	Target (100%)	Stretch (150%)	Score (50% to 150%)	Weighted Score
EBITDA growth year-on-year	**50%**	**2012 EBITDA**	**2012 EBITDA + CPI**	**2012 EBITDA + CPI + 8%**	**2012 + 21,97% (CPI = 5,9%)**	**75,00%**
Cash fixed costs growth versus PPI	25%	2012 + Avg PPI + 2%	2012 + Avg PPI	2012 + Avg PPI – 2%	2012 + 13,29% (PPI = 6%)	**12,50%**
Volume growth (fuel equivalent tons)	**25%**	**2012 + 0%**	**2012 + 1%**	**2012 + 2%**	**2012 + 0,649%**	**20,61%**
				Total		108,11%

Each business unit and group functional score is verified by internal audit. For FY13, BU/group functional scores varied between 48,04% and 94,57%.

Short-term incentive – below senior management

The short-term incentive plans below senior management are considered collective performance arrangements and are thus based on business unit or group functional scores. The STI award is determined as follows:

STI = TGP/Base salary x Target incentive % x BU/Group Functional score

Long-term incentive schemes

Long-term incentives comprise two categories:

i) awards of cash settled rights with payment based on the market value of ordinary shares at settlement date (medium-term incentives, MTIs); and
ii) cash settled rights based on the increase in market value of ordinary shares between grant and settlement dates (share appreciation rights, SARs).

It is intended that in FY14, only MTIs will be awarded and that SARs will be replaced by MTIs of equivalent fair value. This reflects the general market trend away from share options/share appreciation rights and the committee's belief that executives should be aligned with shareholders but via MTIs which offer lower gearing and hence are a more stable mechanism of reward.

Governance of the long-term incentive schemes is provided through the remuneration committee acting as a scheme committee. The committee approves grants in terms of the policy under the following circumstances:

- upon promotion of an employee to the qualifying level for SAR and MTI rights as well as any subsequent promotion;
- upon appointment to the group on the qualifying level;
- an annual award to eligible employees; and
- discretionary allocations for purposes of retention.

The Committee has decided that for Top Management, for FY14, the portion of the MTIs that are linked to Corporate Performance Targets, will be increased to 70%. During its review in FY14, the committee will consider whether this approach remains appropriate which may result in further restructuring of the package.

The following table sets out the fair value of annual LTI awards made to prescribed officers as a multiple of TGP/salary:

CEO	135%
Executive directors	120%
Senior group executives	108%
Group executives	95%

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remuneration report *continued*

Medium-term incentives

MTI awards give participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of a Sasol ordinary share after a three year vesting period. The plan does not confer any right to acquire shares in Sasol Limited and employees are not entitled to dividends or dividend equivalents.

The following table details summarised features of the MTI scheme, as applied in 2013:

Vesting period	• 100% after three years subject to remaining in service and meeting corporate performance targets
Key purpose	• To align value creation with share price and organisational performance • Retention of senior leaders in the organisation
Corporate performance targets (CPTs)	• Applied to 60% of the award. This portion can be forfeited if targets are not achieved, or doubled if targets are exceeded
Portion of fair value of long-term incentive award allocated to MTIs	• 60%
Termination conditions	• For reasons of death, disability, retirement or retrenchment: vesting subject to assessment of probability of achieving CPTs • For all other reasons: forfeiture of unvested rights • The committee retains full discretion as to the vesting of rights awarded to participants

For FY13, 60% of the awards detailed above were subject to performance targets. Vesting is considered in terms of the weighted performance measured against three targets. If targets are not met, the performance based MTI awards are forfeited and if targets are exceeded additional MTIs are awarded. There is no opportunity for retesting of targets.

A summary of outstanding MTI allocations is presented in the following table:

Year of allocation	Vesting dates	Vesting range	Performance targets	Vesting results
2009	2012	50% – 150%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	87,50%
2010	2013	50% – 150%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	112,50%
2011 2012	2014 2015	50% – 150%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	Unvested
2013	2016	40% – 160%	25% – Total shareholders' return relative to JSE Resources 10 index 25% – Total shareholders' return relative to MSCI energy index 25% – Attributable earnings growth 25% – Production volume/employee growth	Unvested

Share appreciation rights

SARs give participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the increase in the market value of a Sasol ordinary share from the date of grant, after the three, four and five years vesting periods respectively (previously two, four and six years). The scheme does not confer any rights to acquire shares in Sasol Limited and employees are not entitled to dividends. The maximum period for exercising SARs is nine years from the date of the grant after which they will lapse.

Sasol annual financial statements 2013 AB
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Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

The following table summarises features of the SAR scheme as applied in 2013:

Vesting period	• 33% after 3, 4 and 5 years respectively subject to vesting conditions
Key purpose	• Retention of senior leaders in the organisation • A balanced portfolio of longer term incentives that rewards the incremental growth in the share price as well as organisational performance
Corporate performance targets	• Applied to 60% of the award. This portion can be forfeited if targets are not achieved, or doubled if targets are exceeded
Portion of fair value of long-term incentive award allocated to SARs	• 40%
Termination conditions	• For reasons of death, disability, retirement or retrenchment: vesting subject to assessment of probability of achieving CPTs • For all other reasons: forfeiture of unvested rights • The committee retains full discretion as to the vesting of rights awarded to participants

For FY13, 60% of the awards detailed above were subject to performance targets. Vesting is considered in terms of the weighted performance measured against three targets. If targets are not met, the performance based SAR awards are forfeited and if targets are exceeded additional SARs are awarded. There is no opportunity for retesting of targets.

A summary of all outstanding SAR allocations is presented in the table below:

Year of allocation	Vesting schedule	Vesting Range	Performance Targets	Vesting results
2008	2010, 2012 and 2014	100%	N/A	No CPTs
2009	2011, 2013 and 2015	75% – 125%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	2011 = 100% 2013 = 100%
2010	2012, 2014 and 2016	75% – 125%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	2012 = 106,25%
2011	2013, 2015 and 2017	75% – 125%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	2013 = 112,50%
2012	2014, 2016 and 2018	75% – 125%	50% – Share price relative to ALSI 40 25% – Attributable earnings growth 25% – Production volume growth	Unvested
2013	2016, 2017 and 2018	40% – 160%	25% – Total shareholders' return relative to JSE Resources 10 index 25% – Total shareholders' return relative to MSCI energy index 25% – Attributable earnings growth 25% – Production volume/employee growth	Unvested

The changes to the corporate performance targets in FY13 reflect the feedback that we received from our stakeholders as well as general trends in the market.

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Sasol Limited group

remuneration report *continued*

Sasol Inzalo Management Scheme

On 16 May 2008, Sasol shareholders approved the Sasol Inzalo black economic empowerment (BEE) transaction. As part of this transaction, senior black management (black managers), including black executive directors and members of the GEC, participated in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights entitle the employees from the inception of the scheme to receive dividends bi-annually and Sasol ordinary shares at the end of ten years, being the tenure of the transaction, subject to Sasol's right to repurchase some of the shares issued to The Sasol Inzalo Management Trust (Management Trust) in accordance with a pre-determined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten year period.

On retirement at normal retirement age, early retirement, retrenchment due to operational requirements or on leaving the employ of Sasol due to ill health during the tenure of the Sasol Inzalo transaction, the black managers (as defined in the Deed of Trust for The Sasol Inzalo Management Trust) will retain their entire allocation of rights until the end of the ten year period, subject to Sasol's repurchase right referred to above. The nominated beneficiaries or heirs of those black managers, who die at any time during the transaction period, will succeed to their entire allocation of rights. On resignation within the first three years of having been granted these rights, all rights will be forfeited. On resignation after three years or more from being granted the rights, the black managers will forfeit 10% of their rights for each full year or part thereof remaining from the date of resignation until the end of the transaction period. Black managers leaving the employment of Sasol during the 10 year period by reason of dismissal, or for reasons other than operational requirements, will forfeit their rights to Sasol ordinary shares.

Sasol Share Incentive Scheme

The SAR scheme replaced the previous Sasol Share Incentive Scheme, which has been closed since 2007. The Sasol Share Incentive Scheme, closed since 2007, had vesting periods of 2, 4 and 6 years, and options could be implemented up to a maximum of nine years from the date of grant. If options are not implemented by this date, they will lapse. See pages 179 to 180 of the consolidated annual financial statements for the options which remain exercisable under the Sasol Share Incentive Scheme.

Retention and sign-on payments

A sign-on payment policy is used in the external recruitment of candidates in highly specialised or scarce skill positions mostly in senior management levels. Sign-on payments are typically linked to retention agreements.

A formal scarce skills/retention framework was approved by the committee to ensure consistency in the consideration of requests for such awards. During 2013, scarce skills/retention awards were approved to the total value of R3,7 million for 7 employees.

Clawback policy

The Sasol board (delegated to the committee) retains the discretion to request the repayment of gains resulting from the material misstatement of financial statements or where performance related to non-financial targets (e.g. volumes, employment equity, safety) has been misrepresented.

Incentivisation for the management of major capital projects

Sasol's business strategy will require, *inter alia*, successful execution of major capital growth projects globally. The committee oversees the incentivisation of the relevant officers in order to ensure that appropriate behaviour is encouraged and that a retention mechanism is in place.

Section 3: remuneration in 2013

Chief executive and executive directors' remuneration

In the past year, the board agreed to net USD amounts payable to the CEO for salary (US$865 032) and a short-term incentive (US$1 320 231). Other benefits accrue in Rand, and are disclosed, together with the conversion of his salary, incentives and a portion of his sign on payment to Rand, in the following table.

Remuneration and benefits paid and short-term incentives approved in respect of 2013 for executive directors were as follows:

	Salary R'000	Retirement funding R'000	Other benefits[1] R'000	Annual incentives[2] R'000	Total[3] 2013 R'000	Total[4] 2012 R'000
DE Constable[5]	12 110	225	18 911	22 422	**53 668**	31 881
LPA Davies[6]	–	–	–	–	**–**	3 908
VN Fakude	5 250	1 410	309	7 635	**14 604**	11 558
KC Ramon	3 669	1 633	1 418	6 864	**13 584**	11 265
Total	**21 029**	**3 268**	**20 638**	**36 921**	**81 856**	**58 612**

1 Other benefits detailed in the next table.

2 Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net basic salary as at 30 June 2013. The difference between the amount approved as at 6 September 2013 and the total amount accrued as at 30 June 2013 represents an under provision of R14,4 million. The over provision for 2012 of R0,3 million was reversed in 2013.

3 Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are on pages 71 to 74.

4 Includes incentives approved on the group results for the 2012 financial year and paid in 2013.

5 Salary and short-term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and 6 September 2013 for the incentive being the date of approval of the consolidated annual financial statements.

6 Retired as a director of Sasol Limited on 30 June 2011.

Sasol annual financial statements 2013

68

sasol
reaching new frontiers

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

Benefits and payments made in 2013 disclosed in the table above as 'other benefits' include the following:

	Vehicle benefits R'000	Medical benefits R'000	Vehicle insurance fringe benefits R'000	Security benefits R'000	Other[1] R'000	Exchange rate fluctuation R'000	**Total other benefits 2013 R'000**	Total other benefits 2012 R'000
DE Constable	75	207	6	369	17 998	256	**18 911**	11 081
LPA Davies[2]	–	–	–	–	–	–	**–**	115
VN Fakude	60	53	6	190	–	–	**309**	361
KC Ramon	1 341	63	6	8	–	–	**1 418**	1 056
Total	1 476	323	18	567	17 998	256	**20 638**	12 613

1 As previously disclosed in the 2011 remuneration report, a portion of the sign on payment agreed at the time of appointment ($1 980 000). Other benefits also include actual costs as well as fringe benefit tax which include inter alia: accommodation (R1 394 167), schooling costs (R597 230), relocation costs of Mr Constable's family (R519 029), home leave flights (R561 852).

2 Retired as a director of Sasol Limited on 30 June 2011.

Prescribed officers

Remuneration and benefits paid and short-term incentives approved in respect of 2013 for prescribed officers were as follows:

	Salary R'000	Retirement funding R'000	Other benefits[1] R'000	Annual incentive[2] R'000	**Total[3] 2013 R'000**	Total[4] 2012 R'000
AM de Ruyter	3 973	1 867	355	5 623	**11 818**	8 878
VD Kahla	3 825	505	1 377	3 743	**9 450**	7 899
BE Klingenberg	3 786	908	298	5 017	**10 009**	7 084
M Radebe	2 832	568	349	3 232	**6 981**	5 284
CF Rademan	3 735	753	469	4 355	**9 312**	7 394
GJ Strauss	4 997	1 040	191	5 814	**12 042**	9 574
Total	**23 148**	**5 641**	**3 039**	**27 784**	**59 612**	**46 113**
Number of members					**6**	6

1 Other benefits detailed in the next table.

2 Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package as at 30 June 2013. The difference between the amount approved as at 6 September 2013 and the total amount accrued as at 30 June 2013 represents an under provision of R8,8 million. The over provision for 2012 of R2,4 million was reversed in 2013.

3 Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, details of which are on pages 75 to 77.

4 Includes incentives on the group results for the 2012 financial year paid in 2013.

Benefits and payments made in 2013 disclosed in the table above as 'other benefits' include the following:

	Vehicle benefits R'000	Medical benefits R'000	Vehicle insurance fringe benefits R'000	Security benefits R'000	Other R'000	**Total other benefits 2013 R'000**	Total other benefits 2012 R'000
AM de Ruyter	273	66	6	8	2	**355**	286
VD Kahla[1]	–	63	6	308	1 000	**1 377**	1 362
BE Klingenberg	212	63	6	17	–	**298**	302
M Radebe	264	66	6	13	–	**349**	357
CF Rademan	394	58	6	11	–	**469**	693
GJ Strauss	105	54	6	26	–	**191**	148
Total	**1 248**	**370**	**36**	**383**	**1 002**	**3 039**	**3 148**

1 Sign on payment paid to Mr VD Kahla with his first salary linked to a retention period of 36 months, from 1 January 2011. This amount reflects that portion related to his period of service within the financial year.

69

Sasol Limited group

remuneration report *continued*

Non-executive directors

Non-executive directors are appointed to the Sasol Limited board based on their ability to contribute competence, insight and experience appropriate to assisting the group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. Non-executive directors receive fixed fees for services on boards and board committees. They do not receive short-term incentives, nor do they participate in long-term incentive schemes. No arrangement exists for compensation in respect of loss of office.

As an exception to the recommended remuneration practice of the King III Code and as in previous years, the fee structure for non-executive directors is not split between a base fee and an attendance fee. Board members are paid a fixed annual fee in respect of their board membership, as well as supplementary fees for committee membership and an ex gratia fee for formally scheduled board and committee meetings which do not form part of the annual calendar of meetings. The fee structure reflects the responsibilities of the directors that extend beyond the attendance of meetings and the requirement for directors to be available between scheduled meetings, when required.

The annual fees payable to non-executive directors for the year commencing 1 July 2012, were approved by shareholders on 30 November 2012, and thereafter implemented retroactively.

The board recommends the fees payable to the chairman and non-executive directors for approval by the shareholders. Proposals for fees are prepared with the support of internal and external human resources experts, for consideration by the committee and the board. Consideration is given to the increased responsibility placed on non-executive directors due to onerous legal and regulatory requirements and the commensurate risk assumed. Benchmarking information of companies of similar size and complexity and projected inflation rate over the period are factors considered when reviewing the annual fees. Actual fees and the fee structure are reviewed annually.

The revised fees of the non-executive directors will be submitted to the shareholders for approval at the annual general meeting to be held on 22 November 2013, and implemented with retroactive effect from 1 July 2013, once approval by way of special resolution has been obtained.

Annual non-executive directors' fees are as follows for the years ending 30 June:

	2013		2012	
	Member	Chairman	Member	Chairman
Chairman of the board, inclusive of fees payable for attendance or membership of board committees and directorships of the company		R4 520 000		R4 226 000
Resident fees:				
Non-executive directors	R460 000		R420 000	
Audit committee members	R183 000	R366 000	R175 350	R350 700
Remuneration committee members	R118 500	R237 000	R108 150	R216 300
Risk and safety, health and environment committee	R108 150	R216 300	R108 150	R216 300
Nomination and governance committee	R108 150	R216 300	R108 150	R216 300
Share incentive scheme trustees (resident and non-resident)	R67 000	R134 000	R67 000	R134 000
Lead independent director fee (additional fee)	R156 500		R143 000	
Attendance of formally scheduled ad hoc board and committee meetings (per meeting)	R18 500		R17 650	
Non-resident fees:				
Non-executive directors	US$138 000		US$132 000	
Audit committee members	US$26 000	US$52 000	US$25 000	US$50 000
Remuneration committee members	US$18 750	US$37 500	US$17 500	US$35 000
Risk and safety, health and environment committee	US$17 500	US$35 000	US$17 500	US$35 000
Nomination and governance committee	US$17 500	US$35 000	US$17 500	US$35 000
Lead independent director fee (additional fee)	US$48 300		US$46 200	

The chairman of a board committee is paid double the committee meeting fees of a member of such a committee. For formally scheduled ad hoc board and committee meetings, a fee of R18 500 per meeting is paid. Executive directors do not receive directors' fees.

A non-executive director is required to retire at the end of the calendar year in which the director turns 70, unless the board, subject to the memorandum of incorporation and by unanimous resolution on a year-to-year basis, extends the director's term of office until the end of the year in which he or she turns 73.

70 | Sasol annual financial statements 2013

Details of the appointments of non-executive directors are listed below:

Non-executive directors	Date first appointed to the board	Date last re-elected as a director	Date due for re-election[1]
TH Nyasulu (Chairman)	1 June 2006	25 November 2011	22 November 2013[2]
JE Schrempp (Lead independent director)	21 November 1997	30 November 2012	21 November 2014
C Beggs	8 July 2009	30 November 2012	21 November 2014
HG Dijkgraaf	16 October 2006	30 November 2012	21 November 2014
MSV Gantsho	1 June 2003	30 November 2012	22 November 2013
IN Mkhize	1 January 2005	30 November 2012	22 November 2013
ZM Mkhize	29 November 2011	30 November 2012	21 November 2014
MJN Njeke	4 February 2009	25 November 2011	22 November 2013
PJ Robertson	1 July 2012	30 November 2012	November 2015[3]
S Westwell	1 June 2012	30 November 2012	November 2015[3]

1 Projected date of retirement by rotation based on 13 directors in office.
2 Mrs Nyasulu will step down as director at the annual general meeting on 22 November 2013.
3 The date of the 2015 annual general meeting has not yet been determined.

Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees R'000	Lead director fees R'000	Committee fees R'000	Share incentive trustee fees R'000	Ad Hoc Special board-committee meeting R'000	Total 2013 R'000	Total 2012 R'000
TH Nyasulu (Chairman)	4 010	–	443	67	–	**4 520**	4 226
C Beggs	460	–	474	–	93	**1 027**	879
HG Dijkgraaf[1]	1 255	–	940	67	55	**2 317**	1 941
MSV Gantsho	460	–	291	–	74	**825**	703
IN Mkhize	460	–	227	134	18	**839**	770
ZM Mkhize	460	–	108	–	37	**605**	245
MJN Njeke	460	–	183	–	74	**717**	595
JE Schrempp[1] (Lead independent director)	1 255	439	330	67	55	**2 146**	1 810
S Westwell[1]	1 255	–	396	–	74	**1 725**	92
PJ Robertson[1]	1 255	–	171	34	–	**1 460**	–
Total	**11 330**	**439**	**3 563**	**369**	**480**	**16 181**	**11 261**

1 Board and committee fees paid in US Dollars.

Long-term incentives previously granted, exercised implemented and/or vested

The interests of the directors in the form of share options and other long-term incentive instruments are shown in the tables below. During the year to 30 June 2013, the highest and lowest closing market prices for the company's shares were R452,96 (on 31 May 2013) and R336,00 (on 12 July 2012), and the closing market price on 30 June 2013 was R431,54. Refer to note 45 of the consolidated financial statements for further details of the incentive schemes.

No variations have been made to the terms and conditions of the options during the relevant period.

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

71

Sasol Limited group

remuneration report *continued*

Directors

Medium-term incentives

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of corporate performance targets (number)	Medium-term incentives vested (number)	**Balance at end of year (number)**
DE Constable[1]	79 082	12 662	0,00	13 Sep 2012	–	–	**91 744**
VN Fakude	39 561	21 240	0,00	13 Sep 2012	(556)	3 886	**56 359**
KC Ramon	37 020	17 700	0,00	13 Sep 2012	(642)	4 494	**49 584**
Total	**155 663**	**51 602**			**(1 198)**	**8 380**	**197 687**

1 *As per the employment contract, determined in conjunction with a portion of the sign on payment paid in 2013.*

Medium-term incentives vested during the year

	Vesting dates	Medium-term incentives vested (number)	Average offer price per share (Rand)	Vesting price per unit (Rand)	**Gain on settlement of medium-term incentives**	
					2013 R'000	2012 R'000
LPA Davies[1]	n/a	n/a	n/a	n/a	**n/a**	10 154
VN Fakude	4 December 2012	3 886	0,00	369,50	**1 436**	–
KC Ramon	4 December 2012	4 494	0,00	369,50	**1 661**	–
Total		**8 380**			**3 097**	10 154

1 *Retired as a director of Sasol Limited on 30 June 2011. The units were granted to Mr LPA Davies while he was still an executive director.*

Medium-term incentives unvested at the end of the year vest during the following periods

	Within one year (number)	One to two years (number)	Two to three years (number)	**Total (number)**
DE Constable	54 000	25 082	12 662	**91 744**
VN Fakude	21 149	13 970	21 240	**56 359**
KC Ramon	20 242	11 642	17 700	**49 584**
Total	**95 391**	**50 694**	**51 602**	**197 687**

Share appreciation rights, with performance targets

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of corporate performance targets (number)	Share appreciation rights exercised (number)	**Balance at end of year (number)**
DE Constable[1]	355 900	–			–	–	**355 900**
VN Fakude	178 000	42 500	376,46	13 Sep 2012	987	–	**221 487**
KC Ramon	166 500	35 400	376,46	13 Sep 2012	825	–	**202 725**
Total	**700 400**	**77 900**			**1 812**	**–**	**780 112**

1 *As per the employment contract, part of the sign on arrangements.*

72 | Sasol annual financial statements 2013 AFS

sasol
reaching new frontiers

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

Share appreciation rights, with performance targets, exercised

	Exercise dates	Share appreciation rights exercised (number)	Average offer price per share (Rand)	Exercise price per share (Rand)	Gain on exercise of share appreciation rights 2013 R'000	2012 R'000
LPA Davies[1]	n/a	n/a	n/a	n/a	**n/a**	13 332

1 Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, with performance targets, outstanding at the end of the year vest during the following periods

	Already vested (number)	Within one year (number)	One to two years (number)	Two to five years (number)	Total (number)
DE Constable	81 000	37 600	81 000	156 300	**355 900**
VN Fakude	39 287	27 600	31 700	122 900	**221 487**
KC Ramon	38 925	25 200	30 400	108 200	**202 725**
Total	**159 212**	**90 400**	**143 100**	**387 400**	**780 112**

Share appreciation rights, without performance targets

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Share appreciation rights exercised (number)	Balance at end of year (number)
LPA Davies[1]	23 600	–	–	–	23 600	**–**
VN Fakude	39 500	–	–	–	–	**39 500**
KC Ramon	23 200	–	–	–	–	**23 200**
Total	**86 300**	**–**			**23 600**	**62 700**

1 Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, without performance targets, exercised

	Exercise dates	Share appreciation rights exercised (number)	Average offer price per share (Rand)	Exercise price per share (Rand)	Gain on exercise of share appreciation rights 2013 R'000	2012 R'000
LPA Davies[1]	n/a	n/a	n/a	n/a	**n/a**	7 816

1 Retired as a director of Sasol Limited on 30 June 2011. The share appreciation rights were granted to Mr LPA Davies while he was still an executive director.

Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods

	Already vested (number)	Within one year (number)	One to two years (number)	Total (number)
VN Fakude	26 400	5 700	7 400	**39 500**
KC Ramon	15 400	–	7 800	**23 200**
Total	**41 800**	**5 700**	**15 200**	**62 700**

73

Sasol Limited group

remuneration report *continued*

Sasol share incentive scheme – share options

	Balance at beginning of year[1] (number)	Share options implemented (number)	Balance at end of year[2] (number)
LPA Davies[3]	499 200	452 000	47 200
VN Fakude	46 900	46 900	–
KC Ramon	81 700	81 700	–
Total	627 800	580 600	47 200

1 The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.
2 The Sasol Share Incentive Scheme was replaced with the SAR Scheme effective 1 March 2007.
3 Retired as a director of Sasol Limited on 30 June 2011. The share options were granted to Mr LPA Davies while he was still an executive director.

Share options implemented

	Implementation dates	Share options implemented (number)	Average offer price per share (Rand)	Market price per share (Rand)	Gain on implementation of share options 2013 R'000	Gain on implementation of share options 2012 R'000
VN Fakude		46 900			8 290	4 937
	13 September 2012	20 000	219,50	375,00	3 110	
	14 May 2013	26 900	219,50	412,06	5 180	
KC Ramon	14 May 2013	81 700	249,00	412,28	13 340	–
Total		128 600			21 630	4 937

All share options outstanding at the end of the year, have vested

	Already vested (number)	Total (number)
LPA Davies[1]	47 200	47 200

1 Retired as a director of Sasol Limited on 30 June 2011. The share options were granted to Mr LPA Davies while he was still an executive director.

Sasol Inzalo Management Scheme rights

	Balance at beginning of year (number)	Balance at end of year (number)
VN Fakude	25 000	25 000
KC Ramon	25 000	25 000
Total	50 000	50 000

At the grant date on 3 June 2008, the issue price of the underlying share of R366,00 which represented the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to The Sasol Inzalo Management Trust at R0,01 per share.

74 Sasol annual financial statements 2013 AFS

sasol reaching new frontiers

Prescribed officers

Medium-term incentives

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of corporate performance targets (number)	Medium-term incentives vested (number)	Balance at end of year (number)
AM de Ruyter	49 847	14 337	0,00	13 Sep 2012	–	–	**64 184**
VD Kahla	16 361	8 510	0,00	13 Sep 2012	–	–	**24 871**
BE Klingenberg	13 378	12 200	0,00	13 Sep 2012	(233)	1 626	**23 719**
M Radebe	21 350	8 510	0,00	13 Sep 2012	(197)	1 373	**28 290**
CF Rademan	14 653	12 200	0,00	13 Sep 2012	(233)	1 626	**24 994**
GJ Strauss	52 290	14 337	0,00	13 Sep 2012	(494)	3 458	**62 675**
Total	**167 879**	**70 094**			**(1 157)**	**8 083**	**228 733**

Medium-term incentives vested during the year

	Vesting dates	Medium-term incentives vested (number)	Average offer price per unit (Rand)	Vesting price per unit (Rand)	Gain on settlement of medium-term incentives 2013 R'000
BE Klingenberg	4 December 2012	1 626	0,00	369,50	**601**
M Radebe	5 December 2012	1 373	0,00	369,50	**507**
CF Rademan	6 December 2012	1 626	0,00	369,50	**601**
GJ Strauss	7 December 2012	3 458	0,00	369,50	**1 278**
Total		**8 083**			**2 987**

Medium-term incentives unvested at the end of the year vest during the following periods

	Within one year (number)	One to two years (number)	Two to three years (number)	Total (number)
AM de Ruyter	39 868	9 979	14 337	**64 184**
VD Kahla	12 821	3 540	8 510	**24 871**
BE Klingenberg	5 143	6 376	12 200	**23 719**
M Radebe	15 355	4 425	8 510	**28 290**
CF Rademan	5 143	7 651	12 200	**24 994**
GJ Strauss	36 363	11 975	14 337	**62 675**
Total	**114 693**	**43 946**	**70 094**	**228 733**

Share appreciation rights, with performance targets

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of corporate performance targets (number)	Share appreciation rights exercised (number)	Balance at end of year (number)
AM de Ruyter	224 300	28 700	376,46	13 Sep 2013	3 736	–	**256 736**
VD Kahla	73 600	17 000	376,46	13 Sep 2013	1 200	–	**91 800**
BE Klingenberg	60 100	24 400	376,46	13 Sep 2013	481	–	**84 981**
M Radebe	96 100	17 000	376,46	13 Sep 2013	1 437	–	**114 537**
CF Rademan	65 800	24 400	376,46	13 Sep 2013	481	10 620	**80 061**
GJ Strauss	235 000	28 700	376,46	13 Sep 2013	3 406	61 150	**205 956**
Total	**754 900**	**140 200**			**10 741**	**71 770**	**834 071**

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

75

Sasol Limited group

remuneration report *continued*

Share appreciation rights, with performance targets exercised

	Exercise dates	Share appreciation rights exercised (number)	Average offer price per right (Rand)	Exercise price per right (Rand)	Gain on exercise of share appreciation rights 2013 R'000
CF Rademan		10 620			1 043
	17 September 2012	2 800	289,99	394,50	293
	17 September 2012	7 820	298,65	394,50	750
GJ Strauss		61 150			6 127
	18 September 2012	5 800	289,99	398,02	627
	18 September 2012	46 007	298,65	398,02	4 572
	18 September 2012	9 343	298,65	398,02	928
Total		**71 770**			**7 170**

Share appreciation rights, with performance targets, outstanding at the end of the year vest during the following periods

	Already vested (number)	Within one year (number)	One to two years (number)	Two to five years (number)	Total (number)
AM de Ruyter	63 536	15 000	59 800	118 400	256 736
VD Kahla	20 400	5 300	19 200	46 900	91 800
BE Klingenberg	10 981	12 400	7 700	53 900	84 981
M Radebe	26 837	9 000	23 000	55 700	114 537
CF Rademan	361	14 300	7 700	57 700	80 061
GJ Strauss	2 556	23 800	54 500	125 100	205 956
Total	**124 671**	**79 800**	**171 900**	**457 700**	**834 071**

Share appreciation rights, without performance targets

	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Share appreciation rights exercised (number)	Balance at end of year (number)
AM de Ruyter	11 100	–	–	–	–	11 100
BE Klingenberg	80 400	–	–	–	–	80 400
M Radebe	11 400	–	–	–	–	11 400
CF Rademan	77 000	–	–	–	27 200	49 800
GJ Strauss	29 000	–	–	–	7 800	21 200
Total	**208 900**	**–**	**–**	**–**	**35 000**	**173 900**

Share appreciation rights, without performance targets, exercised

	Exercise dates	Share appreciation rights exercised (number)	Average offer price per right (Rand)	Exercise price per right (Rand)	Gain on exercise of share appreciation rights 2013 R'000
CF Rademan		27 200			2 665
	17 September 2012	22 500	289,99	394,50	2 351
	18 September 2012	1 700	294,50	398,02	176
	18 September 2012	3 000	352,10	398,02	138
GJ Strauss	18 September 2012	7 800	294,50	398,02	807
Total		**35 000**			**3 472**

Sasol annual financial statements 2013
76

sasol
reaching new frontiers

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

Share appreciation rights, without performance targets, outstanding at the end of the year vest during the following periods

	Already vested (number)	Within one year (number)	One to two years (number)	Two to five years (number)	Total (number)
AM de Ruyter	7 400	1 400	2 300	–	11 100
BE Klingenberg	31 100	24 000	2 900	22 400	80 400
M Radebe	7 600	1 300	2 500	–	11 400
CF Rademan	–	24 300	3 000	22 500	49 800
GJ Strauss	11 400	4 000	5 800	–	21 200
Total	**57 500**	**55 000**	**16 500**	**44 900**	**173 900**

Sasol share incentive scheme – share options

	Balance at beginning of year[1] (number)	Share options implemented (number)	Balance at end of year[2] (number)
AM de Ruyter	23 200	23 200	–
BE Klingenberg	13 200	–	13 200
M Radebe	14 900	8 000	6 900
CF Rademan	6 300	6 300	–
GJ Strauss	91 000	91 000	–
Total	**148 600**	**128 500**	**20 100**

1 The balance of options represents the accumulated number of options granted (less implemented) over the preceding years.
2 The Sasol Share Incentive Scheme was replaced with the SAR Scheme effective 1 March 2007.

Share options implemented

	Implementation dates	Share options implemented (number)	Average offer price per share (Rand)	Market price per share (Rand)	Gain on implementation of share options 2013 R'000	2012 R'000
AM de Ruyter		23 200			6 138	–
	19 September 2012	1 600	89,50	391,23	483	
	14 May 2013	2 200	111,20	412,56	663	
	14 May 2013	14 400	126,40	412,51	4 120	
	14 May 2013	5 000	238,20	412,56	872	
BE Klingenberg		–			–	3 877
M Radebe		8 000			1 538	–
	14 March 2013	6 100	218,00	413,68	1 194	
	14 March 2013	1 900	232,38	413,68	344	
CF Rademan		6 300			983	–
	5 October 2012	3 700	218,00	380,00	599	
	5 October 2012	2 600	232,38	380,00	384	
GJ Strauss		91 000			17 908	–
	18 September 2012	27 200	205,11	393,64	5 128	
	18 September 2012	15 000	205,11	393,50	2 826	
	13 March 2013	10 000	205,11	414,00	2 089	
	13 March 2013	5 000	205,11	414,00	1 044	
	15 March 2013	24 600	205,11	417,00	5 212	
	18 September 2012	3 000	232,38	393,50	483	
	13 March 2013	6 200	232,38	414,00	1 126	
Total		**128 500**			**26 567**	**3 877**

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Sasol Limited group

remuneration report *continued*

All share options outstanding at the end of the year, have vested

	Already vested (number)	Total (number)
BE Klingenberg	13 200	13 200
M Radebe	6 900	6 900
Total	20 100	20 100

Sasol Inzalo Management Scheme rights

	Balance at beginning of year (number)	Balance at end of year (number)
M Radebe	15 000	15 000

At grant date on 3 June 2008, the issue price of the underlying share of R366,00, which represented the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to The Sasol Inzalo Management Trust at R0,01 per share.

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2013 of the directors of the company and the group executive committee and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables.

	2013				2012			
	Number of shares			Total	Number of shares			Total
Beneficial shareholding	Direct	Indirect[1]	Number of share options[2]	beneficial share-holding	Direct	Indirect[1]	Number of share options[2]	beneficial share-holding
Executive directors								
LPA Davies[3]	n/a	n/a	n/a	n/a	96 800	–	499 200	596 000
VN Fakude	1 500	–	–	1500	1 500	–	46 900	48 400
KC Ramon	21 500	41 556	–	63 056	21 500	41 556	54 400	117 456
Non-executive directors								
TH Nyasulu	–	1 450	–	1 450	–	1 450	–	1 450
IN Mkhize	1 313	18 626	–	19 939	1 313	18 626	–	19 939
Total	24 313	61 632	–	85 945	121 113	61 632	600 500	783 245

1 Includes units in the Sasol Share Savings Trust and ordinary shares held in Sasol Inzalo Public Limited.
2 Includes share options which have vested or which vest within sixty days of 30 June.
3 Retired as a director of Sasol Limited on 30 June 2011.

	2013				2012			
	Number of shares			Total	Number of shares			Total
Beneficial shareholding	Direct	Indirect[1]	Number of share options[2]	beneficial share-holding	Direct	Indirect[1]	Number of share options[2]	beneficial share-holding
Prescribed officers								
AM de Ruyter	5 900	–	–	5 900	5 900	–	23 200	29 100
BE Klingenberg	–	–	13 200	13 200	15 800	–	11 300	27 100
M Radebe	–	3 748	6 900	10 648	–	3 659	13 000	16 659
CF Rademan	350	–	–	350	350	–	3 700	4 050
GJ Strauss	4 300	205	–	4 505	4 300	190	88 000	92 490
Total	10 550	3 953	20 100	34 603	26 350	3 849	139 200	169 399

1 Includes units in the Sasol Share Savings Trust and ordinary shares held in Sasol Inzalo Public Limited.
2 Includes share options which have vested or which vest within sixty days of 30 June.

Sasol annual financial statements 2013

78

sasol
reaching new frontiers

Beneficial shareholding for 2013 disclosed in the table above includes shares held by the following black directors, the prescribed officers/group executive committee and their associates as a result of their participation in the Sasol Inzalo share transaction on 8 September 2008.

	2013		2012	
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive director				
KC Ramon	–	41 556[1]	–	41 556
Non-executive directors				
IN Mkhize	313	18 626	313	18 626
TH Nyasulu	–	1 450	–	1 450
Prescribed officers	–	3 137	–	3 137
Total	313	64 769	313	64 769

1 *This includes an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Ltd. in which Mrs KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Women Investments (Pty) Ltd in which Mrs KC Ramon has a 20% interest.*

The Sasol BEE ordinary shares rank *pari passu* with Sasol ordinary shares in all respects except that they have limited trading rights until 7 September 2018. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the total issued capital of Sasol on 30 June 2013 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until 7 September 2018. Refer to note 46 of the consolidated annual financial statements for details of the Sasol Inzalo share transaction.

Interest of directors in contracts

The directors of the company declare their personal financial interest in any transactions with the company in terms of the Act.

Mrs TH Nyasulu, the non-executive chairman of the company, is also a director of Sasol Oil (Pty) Ltd, a subsidiary of Sasol Limited, and Tshwarisano LFB Investment (Pty) Ltd, and indirectly holds 1,275% of the shares of Sasol Oil through her 5,1% indirect holding in Tshwarisano LFB Investment (Pty) Ltd.

Dilution

The potential dilution that could occur if all the share options are implemented under the Sasol Share Incentive Scheme and the Sasol Inzalo share schemes, is addressed in note 42 of the consolidated annual financial statements.

Sasol overview
Sasol Limited group consolidated financial statements
notes to the financial statements
Sasol Limited company

79